EXHIBIT 21

LIST OF SUBSIDIARIES

The direct and indirect subsidiaries of Aftermarket Technology Corp. are:

Name	Jurisdiction of Incorporation	Name Under Which Business is Conducted
Aaron’s Automotive Products, Inc.	Delaware	Aaron’s Automotive Products
ACI Electronics Holding Corp.	Delaware	Not Applicable
ACI Electronics Investment Corp.	Delaware	Not Applicable
ATC Logistics & Electronics, L.P.	Delaware	ATC Logistics
Autocraft Electronics
Logistics Services
Materials Recovery
ATC Information Services, Inc.	Delaware	ATCIS
ATC Information Services
ATS Remanufacturing Corp.	Delaware	ATS
CRS Gastonia
Autocraft Industries, Inc.	Delaware	Autocraft Industries
Autocraft Remanufacturing Corp.	Delaware	Not Applicable
Automotive Development Limited	England	Not Applicable
Aftermarket Technology (U.K.) Holding Limited	England	Not Applicable
Elbar Industrial Limited	England	Autocraft UK
Autocraft Industries
South East Lincs Engineering
PROFormance Powertrain Products, Inc.	Delaware	PROFormance